Form 51-102F3

MATERIAL CHANGE REPORT

1.	Name & Address of Company

Genco Resources Ltd.
550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

2.	Date of Material Change

February 4, 2008

3.	News Release

A press release dated February 4, 2008 was issued on February 4, 2008 through MarketWire (CCNMatthews).

4.	Summary of Material Change

Genco has entered into an agreement to purchase mining concessions in the Temascaltepec Mining District of Mexico State, Mexico and an associated sliding scale net smelter royalty.

5.1	Full Description of Material Change

Please see attached News Release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this  report:

Greg Liller, President
Tel:520-299-7663

9.	Date of Report

February 4, 2008

Trading Symbol TSX: GGC

Genco Purchases Mexican Mining Concessions and Royalty at La Guitarra

February 4th, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. (TSX;GGC) is pleased to announce that it has entered into an agreement to purchase from Industrias Peñoles, S.A.B. de C.V. mining concessions covering approximately 354 hectares in the Temascaltepec Mining District of Mexico State, Mexico and an associated sliding scale net smelter royalty (which, at the current metal prices, is 3.5% .) These mining concessions were previously leased from Peñoles.

The total consideration to be paid for the concessions and royalty is US$1,400,000 consisting of US$1,000,000 in cash and 134,648 common shares. The issuance of the shares is subject to regulatory approval.

Wayne Moorhouse, Vice President of Finance for Genco, states “The purchase of the mining concessions from Peñoles represents a significant step towards our goal of developing the Temascaltepec Mining District into one of the premier silver districts in the world. Genco not only gains long term security with ownership of the concessions, but also eliminates a royalty which has and was expected to grow significantly as production at our La Guitarra Mine expanded.”

Greg Liller, President of Genco, states “The purchase of the concessions and associated royalty from Peñoles will have a positive impact on our planned production expansion program. These concessions cover the Creston bulk tonnage deposit, which is a major focus of the feasibility study currently being conducted by Kappes Cassiday and Associates. In addition the concessions also cover part of the Nazareno Mine Area which we believe has the potential for significant future production.”

Genco is a primary silver producer in Mexico, whose core assets are multiple mining sites, including La Guitarra Mine located in its wholly-owned Temascaltepec Mining District of central Mexico.

For further information:

Robert M. Blankstein
Investor Relations

Tel: 604-682-2205
E-mail: gencoinfo@telus.net
Website: www.gencoresources.com

The Toronto Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (TSX)